Shughart Thomson & Kilroy
                                                                Arnold R. Kaplan
                                                              akaplan@stklaw.com
                                                      Direct Dial (720) 931-1163
                                                              Fax (303) 572-7883


                                                   July 22, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Mr. Jay Ingram, Examiner
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

         RE:      Freedom Financial Group, Inc.
         Registration Statement on Form 10-SB
         Filed: May 2, 2005
         File No. 0-51286

Gentlemen:

      On behalf of Freedom Financial Group, Inc. (the "Company"), and Jerald L. Fenstermaker, the Company's Chief Executive Officer, we are responding to your June 3, 2005 letter, which contains your comments to the Company's Form 10-SB Registration Statement filed on May 2, 2005. Below are the Company's responses to your comments. Each numbered response corresponds with the same numbered comment from your letter. Also Attached to this letter is an amendment of the Form 10-SB, which has been revised to address the issues set forth in your letter.

      The Company acknowledges that:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. The Safe Harbor for forward looking statements has been removed.

2. The first risk factor (under the subheading "Accumulated Deficit and Operating Losses") has been revised to read as follows (page 24 of Form 10-SB/A)

            The Company had a substantial accumulated deficit as of December 31, 2004 of $1,731,382 and cumulative operating losses of $2,278,756 over the two year period ended December 31, 2004. We can give no assurances that the Company will show an operating profit at any time in the future. If the historical losses continue for a protracted period, the Company could become unable to continue as a going concern.

3. We have substantially revised the disclosure in Part I, Item I, DESCRIPTION OF BUSINESS. See our responses to comments 4 through 25 for details regarding the specific revisions.

4. We have added the Company's website address, www.ffgrp.net, to Part I, Item 1, under the subheading "General" (page 3 of Form 10-SB/A)

5. Although we feel a detailed account of the various federal and state actions that have been filed against SFG and its former principals is not relevant to an understanding of the Company's present management or operations, we have, at your request, disclosed such information under a new subheading titled "Federal and State Criminal Actions Against SFG's Former Principals" (beginning on page 9 of Form 10-SB/A).

6. We have expanded the disclosure to set forth the factors that caused SFG to default on the FRI Certificates and, ultimately, to file for bankruptcy. See page 5 of Form 10-SB/A under the subheading "Reasons for Filing Bankruptcy."

7. We have added the following disclosure on page 11 of Form 10-SB/A:

      Affiliations Between the Company's Current Management and SFG's Principals

      Other than as indicated below, no members of the Company's current management have any affiliation with Damian Sinclair (now deceased), Susan Sinclair and/or Clarence Stevens. James K. Browne was remotely affiliated with those individuals in the past, but only because he served as president and CEO of Sinclair Credit Group Co. ("SCG"), which was the Canadian subsidiary of SFG. (Subsequently, SCG was renamed "T.C.G.-The Credit Group Inc.," and continues to operate today as the Canadian subsidiary of the Company.) Browne had no involvement in the events which led to the criminal indictments referenced above, nor was he ever accused of such by any federal or state authority.

A fact that we have not disclosed in the Company's registration statement (because we do not feel it is relevant), but that is indirectly related to your question about prior affiliations between current management and Damian Sinclair, Susan Sinclair, and/or Clarence Stevens, is that Jerry Fenstermaker, the Company's President and CEO, had a business relationship with an attorney named Marc Braun, who was the outside counsel for SFG. Braun, then a partner with the St. Louis law firm, The Stolar Partnership LLP, was one of several parties affiliated with SFG who was indicted by the Missouri Attorney General's office for securities fraud and other counts related to the sale of FRI Certificates to investors (Braun's case is still pending). In addition to having a longstanding relationship with The Stolar Partnership (dating back to around
1986), Mr. Fenstermaker had a business relationship with Braun both as an investor in a St. Louis venture capital investment club founded by Braun, and as the CFO of a mortgage company called Loansurfer.com, for which Braun was outside legal counsel.

It was through this relationship with Braun that Mr. Fenstermaker learned that SFG had filed for bankruptcy in March of 2001 in the Federal Bankruptcy Court in Phoenix, Arizona. He, in turn, notified Vernon Schweigert (whom he knew to be an experienced bankruptcy trustee in Phoenix) of the bankruptcy and suggested that he submit his name for consideration as the court-appointed bankruptcy trustee. Mr. Fenstermaker, who had experience in resurrecting troubled companies, also make it known to Mr. Schweigert that he would be interested in serving as CEO of the Company during and after its reorganization.

8. We have added the following explanation of why the operations of TCG were not significantly affected by the bankruptcy (page 4 of Form 10-SB/A):

      The operations of SCG, now known as TCG, were not significantly affected by the bankruptcy because, even though it was a wholly-owned subsidiary of SFG, it operated in an entirely different market (Canada) and was self-sufficient and profitable apart from SFG.

9. We have expanded the disclosure relating to the appointment of Mr. Schweigert as the bankruptcy trustee (page 4 of Form 10-SB/A):

      Initially, SFG continued to manage its own affairs as a "Debtor-in-Possession." However, due to ongoing disputes with the State of Missouri, and ongoing investigations by state and federal authorities (which prompted Clarence Stevens, on the advice of counsel, to decline to testify during the "Meeting of Creditors" (pursuant to 11 U.S.C. ss.341)), SFG motioned the Court for the appointment of a trustee pursuant to 11 U.S.C. ss.1104(a). The Court granted the motion, and on May 14, 2001, ordered the Office of the United States Trustee to provide for the appointment of a trustee. The United States Trustee, after consulting with attorneys of the various parties in interest, appointed Vernon S. Schweigert of Phoenix, Arizona, as trustee of the estate created by the Chapter 11 Filing (hereinafter, referred to as "Schweigert" or the "Trustee"), which appointment was approved by the Court on May 15, 2001. Schweigert was chosen due to his experience as a bankruptcy trustee and his proximity to the Bankruptcy Court in Phoenix, Arizona.

10. We have revised the disclosure relating to the appointment by Mr. Schweigert of Mr. Fenstermaker as CEO and President of SFG during its reorganization, to read as follows (page 5 of Form 10-SB/A):

      Shortly after being appointed Trustee, Schweigert determined that an experienced manager was needed to run the operations of SFG. He selected Jerald L. Fenstermaker ("Fenstermaker") to become the CEO and President of SFG during the reorganization based on the following factors:

      (1) Fenstermaker was an experienced executive with a strong background in consumer finance;
      (2)   Fenstermaker was a Missouri resident;
      (3)   Fenstermaker had expressed an interest in the position and indicated
            he would be available if the position was offered to him; and
      (4)   Schweigert was familiar with Fenstermaker's background from previous business dealings in which they had worked together, including the 1996 Chapter 11 bankruptcy of a company called Work Recovery, Inc. (Schweigert served as the bankruptcy trustee in that case, and Fenstermaker worked for a company that was a significant investor in Work Recovery, Inc.)

11. We have expanded the disclosure regarding the Plan of Reorganization to provide additional information about the background that led to the Plan, as well as an explanation as to why management desired to participate in the Reorganization. See the new subheading titled "Plan of Reorganization" on page 7 of Form 10-SB/A.

12. The following three agreements have been filed as Exhibits to Form 10-SB/A:

            Exhibit 10.5: Purchase and Sale Agreement, dated April 7, 2003, between Freedom Financial Group, Inc. (as Seller) and The Cadle Company (as Buyer)

            Exhibit 10.6: Commercial Real Estate Purchase Contract, dated May 9, 2003, between Freedom Financial Group, Inc. (as Seller) and New Life Church of God (as Buyer)

            Exhibit 10.7: Real Estate Sale Contract, dated June 4, 2003, between Donald D. Bass and Don W. Bass (as Buyers) and Freedom Financial Group, Inc. (as Seller)

13. The disclosure regarding the Company's claim against the Wolf, Haldenstein, Adler, Freeman & Herz, LLP law firm has been expanded with the following narrative (last paragraph on page 13 of Form 10-SB/A):

      On September 8, 2003, the Company settled one of its two pending claims. The Company received $462,500 in full settlement of its claims against Wolf Haldenstein Adler Freeman & Herz LLP, a New York-based law firm. The claim against the Wolf Haldenstein law firm arose from the fact that Damian Sinclair, who was a client of the law firm, had deposited with the law firm, as "prepaid legal fees," funds that he had received in the sale of farm land in November of 2001. He had purchased the farm land with approximately $800,000 of funds that he had borrowed from SFG some time prior to the sale of SFG to Stevens. This debt was forgiven when Stevens purchased SFG. The bankruptcy Trustee alleged that the forgiveness of the $800,000 loan to Damian Sinclair was a fraudulent transfer, and that any traceable proceeds from that loan, including the funds deposited with the law firm, belonged in the bankruptcy estate.

14. We have expanded the disclosure related to the claims against First Financial Trust Company and BancInsure to read as follows (page 14 of Form 10-SB/A):

      On June 9, 2004 the Company settled its other pending claim. On that date, the Company and BancInsure, an Oklahoma-based insurance carrier and provider of a Directors and Officers liability insurance policy to First Financial Trust Company ("FFTC"), entered into a settlement agreement under which BancInsure agreed to pay the Company $7,050,000 in settlement of all of the Company's claims against FFTC and BancInsure. In accordance with the terms of the agreement, on August 13, 2004 the Company received $6,955,973, net of contingent legal fees.

      This claim arose from the following circumstances: FFTC was a New Mexico based trust company that had guaranteed to repay the principal and interest on the FRI Certificates issued by SFG in the event of default by SFG. When SFG declared bankruptcy and defaulted on the FRI Certificates, FFTC failed to honor its guaranty. As a result, the bankruptcy Trustee, on behalf of the estate, filed a claim, and ultimately received a $15,000,000 judgment against FFTC and its officers. Unable to collect from FFTC, the Trustee instituted proceedings to collect the judgment from BancInsure through the Directors and Officers liability insurance policy it had issued to FFTC. BancInsure attempted to deny coverage, but ultimately settled and agreed to pay the Company $7,050,000, as described above.

15. "Captive finance affiliates of major automotive manufacturers" refers to finance companies created by automobile manufacturers to service the finance needs of their automotive customers, such as GMAC for General Motors products and Ford Motor Credit Company for Ford Motor Company products. This has been explained in a footnote on page 14 of Form 10-SB/A.

16. We have replaced the paragraph titled "Targeted Market and Product Focus" in the section headed "Business and Growth Strategy" with the following (page 15 of Form 10-SB/A):

      1. Targeted Market and Product Focus: We target the sub-prime automobile financing market. The Company's primary focus is establishing a point-of-sale automobile financing program (whereby the Company buys individual Installment Contracts at the time of the automobile sale) through select independent dealers of pre-owned automobiles in certain geographic markets. Our point-of-sale automobile financing program is currently marketed in Missouri, Illinois, Kansas, Oklahoma and Tennessee; and in the Canadian provinces of Manitoba and Alberta through our wholly-owned Canadian subsidiary, TCG. As of December 31, 2004 approximately 45% of our Installment Contracts portfolio was comprised of automobile-secured Installment Contracts. As of March 31, 2005 approximately 61% of our Installment Contracts portfolio was comprised of automobile-secured contracts and as of June 30, 2005 this percentage was 72%.

      Our strategy is to increase the volume of Installment Contracts we acquire through our point-of-sale automobile financing program. We anticipate achieving an increase in volume through expansion of our financing program in the geographic regions we currently serve and through marketing of our program in selected new regions including Indiana and Saskatchewan. Through adherence to our business plan we anticipate that as of December 31, 2005 approximately 90-95% of our contracts receivable portfolio will be comprised of automobile-secured contracts. We believe that by selectively acquiring sub-prime Installment Contracts from independent used car dealers through our point-of-sale automobile financing program we can achieve relatively high yields while maintaining a manageable level of risk in our portfolio.

      In the past, the Company's Canadian subsidiary, TCG, has acquired other types of Installment Contracts, including small ticket leases, loans secured by home appliances and other consumer goods, and loans for bulk food purchases. While we anticipate TCG will continue to acquire such Installment Contracts, over time these types of Installment Contracts will comprise a steadily declining share of our overall portfolio. TCG's future marketing efforts and resources will be primarily utilized towards generating growth in their point-of-sale automobile financing program.

      The Installment Contracts we have acquired and that we anticipate continuing to acquire through our point-of-sale automobile financing program have the following general characteristics: a) principal balances between $5,000 and $15,000; b) maturities between 24 months and 48 months;
      c) interest rates at or near the maximum allowable by law, typically between 16% and 25%; d) obligors with credit scores between 475 and 575;
      e) loan-to-value ratios between 100% and 110%; and f) secured by vehicles two to eight years old. Independent dealers of pre-owned automobiles that generate Installment Contracts with characteristics similar to those in the preceding sentence are, and will continue to be, the primary focus of our marketing efforts and resources.

17. As stated in our response in #16 above, the Company is primarily focused on automobile-secured Installment Contracts, and expects that such contracts will make up 90 to 95% of the Company's portfolio of Installment Contracts by the end of 2005. Because of the Company's ever decreasing emphasis on other types of Installment Contracts, including small ticket leases, we felt that a lengthy, detailed explanation of the "small ticket leasing market" would be inappropriate. Instead, we have stated the following, in response to your comment, in a footnote on page 15 of Form 10-SB/A:

      "Small ticket leases," as defined by the Company, consist of consumer and small business lease contracts in amounts up to $25,000. These contracts are secured by a wide variety of merchandise including computers, electronics, office furniture, signage and display units and restaurant equipment and are acquired through a network of leasing brokers who work on behalf of various merchants and their customers.

18. In response to your comments relating to collections on Installment Contracts, we have inserted the following paragraph as the sixth paragraph under the subheading "Servicing and Collections" (page 20 of Form 10-SB/A):

      Upon repossession and sale of the collateral, any deficiency balance remaining is pursued against the borrower as the Company deems practical and only to the extent permitted by law. Generally, we will pursue collection of a deficiency balance so long as it remains profitable for us to do so. Typically, this pursuit will average three to four months, but can last 18 months or more if a borrower continues to show a willingness to pay. If, after the Company's attempt to collect the deficiency balance, a balance remains outstanding, we will give the account to a collection agency that specializes in hard to collect deficiency balance accounts. These collection agencies typically charge fees equal to a predetermined percentage of any amounts they collect.

19. We have replaced the third sentence of the paragraph titled "Computerized Information Systems" with the following (page 16 of Form 10-SB/A):

      We are currently evaluating loan accounting, servicing and collections software systems provided by ParaData and Megasys. Although we have not signed a definitive agreement, we anticipate installing one of these two systems during the second half of 2005.

20. We have substantially expanded the disclosure related to the Company's underwriting guidelines under the subheading titled "Adherence to Underwriting Guidelines" (beginning on page 16 of Form 10-SB/A).

21. We have disclosed the Company's criteria for buying groups of contracts under the subheading titled "Adherence to Underwriting Guidelines" (beginning on page 16 of Form 10-SB/A).

22. We have added the following (as the last sentence) to the paragraph titled "Multiple Funding Sources" ( page 18 of Form 10-SB/A):

      Factors we consider when determining whether to sell or securitize our Installment Contracts include, among others:

      (1)   the current and anticipated cash requirements of the Company;
      (2) the anticipated sale price relative to the current outstanding principal balance;
      (3) whether or not the sale is expected to include the sale of servicing rights; and
      (4) the ability of the Company to meet its liquidity needs through other methods.

23. We have added the following sentence as the second sentence of the third paragraph under the subheading "Business Development" (page 18 of Form 10-SB/A):

      Business Development Representatives identify potential Customers through the following methods, among others: purchasing lists of automobile dealers in specific geographic regions, telephone prospecting, requesting referrals from current Customers and attending used car auctions.

24. We have added the following sentence as the second sentence of the second paragraph under the subheading "Business Development" (page 18 of Form 10-SB/A):
"The Company currently has three Business Development Representatives, all of whom are employees of the Company."

25. We have revised the disclosure relating to the relationship of a debtor and creditor, and the discussion of consumer protection laws. Please refer to the text following the subheading "Consumer Protection Laws" (beginning on page 22 of Form 10-SB/A). Also, we note that the Fair Credit Billing Act, to which you referred in your comment, applies to open-ended charge accounts and revolving credit accounts (such as credit cards and department store accounts), and does not apply to installment contracts, such as the types in which the Company deals.

26. We have substantially revised the "Management's Discussion and Analysis" pursuant to your comments (beginning on page 28 of Form 10-SB/A). With respect to the specific topics you asked us to address, the following shows where in Form 10-SB/A they are addressed:

      a.    Page 45, last paragraph on the page.
      b. Page 34. The second to last entry on the table shows the acquisition cost per acquired Installment Contract ($545). Also see the second to last paragraph on page 35.
      c.    Page 45, last paragraph on the page.
      d. Page 34. The last entry on the table shows the monthly servicing cost per Installment Contract ($38.54). Also see the first full paragraph on page 36.
      e. The Company does not pay affiliates to engage in collection efforts. See the first full paragraph on page 36.

27. The Company has no material commitments for capital expenditures. However, as disclosed on page 45 of Form 10-SB/A, the Company anticipates making significant investments in its accounting, servicing and underwriting software systems over the next twelve months.

28. Regarding off-balance sheet arrangements, we have inserted the following at the end of "MANAGEMENT'S DISCUSSION AND ANALYSIS" (page 47 of Form 10-SB/A):

      Off-Balance Sheet Arrangements

      The Company, in its ordinary course of business, commits to purchase certain Installment Contracts from its Customers. Each commitment is essentially an "offer" by the Company to purchase a specific Installment Contract that the Company has pre-approved, and Customers generally have 30 days to "accept" the offer by selling to the Company the pre-approved Installment Contract. The Company had outstanding commitments to acquire Installment Contracts totaling $1,560,000 and $402,992 as of March 31, 2005 and December 31, 2004, respectively. Typically, the Company funds approximately 25% of its outstanding cimmitments. The Company had no other off-balance sheet arrangements as of March 31, 2005 or December 31, 2004.

29. We have replaced the first sentence under the section titled "Comparison of Financial Condition at December 31, 2004 and 2003" with the following two sentences (page 36 of Form 10-SB/A):

      The Company acquired $5,980,378 and $3,001,978 of Installment Contracts during the years ended December 31, 2004 and 2003, respectively. We invested cash of approximately $5,129,000 and $2,631,000, respectively (including payments of dealer reserves and dealer hold-backs), to acquire these contracts.

30. We have inserted the following on page 37 of Form 10-SB/A:

      Substantially all of the Installment Contracts we acquire are considered sub-prime and are subject to a high degree of risk of default by the obligors. In addition, with regard to automobile secured Installment Contracts, which make up an ever increasing percentage of our total portfolio, since the collateral is mobile, it can be difficult to locate and repossess it in the event of a default.

Other than the first sentence above, which reflects a risk that is common to all types of sub-prime contracts, we did not feel a discussion of the particular risk characteristics of all of the various types of Installment Contracts in the Company's portfolio was appropriate. Rather, we chose to focus on Installment Contracts secured by automobiles, because they currently make up the majority of the Company's portfolio, and going forward the Company has chosen to focus almost entirely on such contracts (by the end of 2005, it is expected that they will make up 90% or more of the Company's portfolio).

31. Regarding the Company's suspension of its efforts to consummate the transaction that was expected to raise $4 million in equity financing, we have expanded the disclosure under the section titled "Liquidity and Capital Resources" as follows (see page 46 of Form 10-SB/A):

      During the fourth quarter of 2004 we engaged in discussions with certain third party investment groups in an attempt to raise up to $4,000,000 in equity financing through the sale of our common stock in a private offering. In connection with these contemplated transactions we engaged Milestone Advisors, LLC, a Washington, D.C.-based investment banking firm to, among other things, review the Company's business plan, provide an analysis of the sub-prime automobile financing industry in the U.S. and give a fairness opinion on the contemplated equity transaction. During this process it was determined that, due to the preferential rights of our preferred stock over our common stock, a sale of our common stock in a private offering would likely require the Company to convert all of its outstanding preferred stock into common stock, which would require the consent of the preferred stockholder. Before taking that step the Company decided to investigate debt financing as an alternative. Discussions with certain providers of debt financing (primarily regional banking institutions and specialized lending subsidiaries of large money center banks) led the Company to conclude that obtaining debt financing was preferable to equity financing at this time. Consequently, the Company has suspended its efforts to consummate this particular equity transaction and is focusing its efforts on obtaining a revolving line of credit or similar facility. We are currently in various stages of negotiation with several lending institutions for an $8,000,000 to $10,000,000 line of credit, to be secured by our Installment Contracts. We have also had preliminary discussions with certain potential equity investors and investment bankers in anticipation of raising between $5,000,000 and $10,000,000 in outside equity financing once we have secured a line of credit. We can give no assurances that the Company will be successful in obtaining additional financing (either debt or equity) on terms acceptable to us.

32. We have expanded our disclosure regarding the roles and responsibilities of the Trust Supervision Committee by replacing the third and fourth paragraphs following the subheading "Preferred Stock / Preferred Stock Trust and Trust Certificates" with the following (beginning on page 58 of Form 10-SB/A):

      The Trust Agreement establishes a "Regular Trustee" (currently Vernon S. Schweigert) to generally administer the trust. The Regular Trustee serves at the pleasure of, and under the direction of, a "Trust Supervision Committee," which is comprised of three members (currently, Vernon S. Schweigert, Jerald L. Fenstermaker, and Robert T. Chancellor) selected by the Board of Directors of the Company. The Trust Supervision Committee has the power to direct the Regular Trustee in all actions related to the administration and management of the Preferred Stock Trust. The Committee's primary responsibility is to ensure that the purposes of the Trust are carried out.

      The powers and duties of the Trust Supervision Committee are set forth in Articles V and VI of the Trust Agreement. Of particular note is the fact that (a) the Regular Trustee has no power or authority to transfer, by operation of law or otherwise, any shares of the preferred stock held by the Trust except at the express direction of the Trust Supervision Committee; and (b) the Trust Supervision Committee has no power or authority to (i) transfer, by operation of law or otherwise, fewer than all of the shares of preferred stock held by the Trust or (ii) transfer, by operation of law or otherwise, the shares of preferred stock held by the Trust except in connection with a transaction involving the sale of all or substantially all of the equity or assets of Freedom Financial Group.

33. See our response in number 28 above.

34. We have revised the first paragraph under ITEM 3 "DESCRIPTION OF PROPERTY" (page 47 of Form 10-SB/A) to read as follows:

      We conduct our principal U.S. operations at leased facilities at 3058 E. Elm Street, Springfield, MO 65802. This facility, under lease until July 31, 2006, is approximately 6,600 square feet and consists principally of office and document storage space. The Company pays approximately $3,000 per month for the use of these facilities.

35. We have inserted the following paragraph immediately after the second table under the subheading "Stock Grants" (page 55 of Form 10-SB/A):

      The date September 14 has no particular significance other than the fact that it represented the anniversary date of the employment agreement then in effect between Jerald Fenstermaker and the Company. It should be noted that subsequent to the stock grant, Jerald Fenstermaker entered into his current Employment Agreement with the Company (referenced below) that changed the forfeiture terms of his stock such that after September 14, 2005, his stock is no longer subject to forfeiture.

36. Mr. Lipscomb was not referenced in footnote 5 (relating to the table showing security ownership of management) because, notwithstanding the fact that Mr. Lipscomb was a member of the Trust Supervision Committee at the time of the initial filing, he was not a director or executive officer of the Company. He had been a director of the Company until April 25, 2005, when his term expired and his successor, Stephen J. Gore, was elected. Because Mr. Lipscomb was no longer a director, shortly after the initial filing of the Form 10-SB he chose to step down as a member of the Trust Supervision Committee, and his successor, Robert T. Chancellor, was appointed by the Company's Board of Directors. The amendments contained in Form 10-SB/A reflect this fact.

37. As referenced in #36 above, Mr. Lipscomb is no longer a member of the Trust Supervision Committee, so this comment is moot. The reason why Mr. Lipscomb should not have been deemed a member of management of the Company at the time of the initial filing of Form 10-SB is because, despite being a member of the Trust Supervision Committee, he was not a director, a nominee, or an executive officer of the Company (these are the categories of "management" referenced in Item 403(b) of Reg. S-B).

38. On page 48 of Form 10-SB/A, we have revised the table in Part I, Item 4 (relating to ownership by greater than 5% beneficial owners) to reflect that Messrs. Fenstermaker, Schweigert, and Chancellor (Mr. Lipscomb's successor on the Trust Supervision Committee) are indirect beneficial owners of the common stock underlying the Trust's preferred stock (by reason of the fact that as members of the Trust Supervision Committee they share voting and/or investment power over the Company's outstanding preferred stock, which is convertible into common stock at any time).

39. We have added the following sentence in Note (2) immediately below the first table under ITEM 6. EXECUTIVE COMPENSATION (page 54 of Form 10-SB/A): "With respect to Mr. Browne, his `Other Annual Compensation' for 2002 - 2004 consisted of a company-paid automobile allowance."

40. Dollar amounts of "restricted stock awards." Messrs. Fenstermaker, Graham, and Browne received stock bonuses in 2003 of 700,000; 200,000; and 70,000 shares, respectively, of common stock, subject to certain forfeiture provisions referenced in Part I, Item 6 of Form 10-SB/A, under the subheading "Stock Grants." Because of the forfeiture provisions tied to the stock bonuses, the fact that the rights of common stock are vastly inferior to that of preferred stock, and the lack of any market for the common stock, the stock bonuses had no dollar value. We have revised the Executive Compensation Table to reflect a $0 value for the stock bonuses, and have added the above explanation in Note (1) under the table. See page 54 of Form 10-SB/A.

41. There is no agreement with Biltmore Associates. It's services were provided under the auspices of the Bankruptcy Court's June 19, 2001, Order Approving Employment of Biltmore Associates as Consultant, which authorized the Trustee to employ Biltmore Associates for certain accounting and record maintenance services in conjunction with SFG's bankruptcy and reorganization. The Order, together with the Trustee's application to approve the employment of Biltmore Associates, have been attached to Form 10-SB/A as Exhibit 10.8.

42. Transactions with Promoters. We do not believe that anyone falls within the definition of "Promoter," as defined in Rule 405 of Reg. C. The Company was formed by order of the bankruptcy court in accordance with the Plan of Reorganization of the Company's predecessor, SFG.

43. Originally, our basis for stating that all outstanding shares of common stock are "fully paid and non-assessable" was based on Section 4.1 of the Company's First Amended and Restated Certificate of Incorporation, which states that all shares of common stock issued by the Company "shall be fully paid and non-assessable." However, to our knowledge there is no court order or legal opinion as to this question, and therefore we have removed the "fully paid and non-assessable" language in our amended filing on Form 10-SB/A (page 56 of Form 10-SB/A). We note that there is no requirement in Form 10-SB that there be a legal opinion regarding the "fully paid and non-assessable" status of the Company's outstanding equity securities.

44. With respect to transfer restrictions on Trust Shares, we have inserted the following as the fourth paragraph under the subheading "Preferred Stock / Preferred Stock Trust and Trust Certificates" (page 58 of Form 10-SB/A):

      Trust Shares are transferable, subject to certain restrictions set forth in Section 3.2(e) of the Amended and Restated Trust Agreement ("Trust Agreement"), which contains the terms of the Preferred Stock Trust. It states that no transfer of any Trust Shares shall be made unless the transfer is made in accordance with the Securities Act of 1933 and any applicable state securities laws, or is exempt from registration requirements. Further, no transfer of any Trust Shares shall be made if such transfer would (i) result in any violation of ERISA, (ii) result in any violation of IRC ss.4975, (iii) cause any Trust assets to be deemed to be plan assets (as defined in the regulations of the U.S. Department of Labor) or (iv) cause the Trust to be subject to the Investment Company Act. Before an owner of Trust Shares may make a transfer, the owner must establish to the reasonable satisfaction of the Trust the satisfaction of all conditions and requirements for the transfer set forth in the Trust Agreement.

45. We have replaced the text under "RECENT SALES OF UNREGISTERED SECURITIES" (Part II, Item 4) with the following (page 62 of Form 10-SB/A):

      (a) On or about January 1, 2003, in accordance with the Corrected Trustee's Amended Plan of Reorganization, 8,997,953 shares of the Company's common stock were issued to Participating Creditors, and 8,997,869 shares of preferred stock were issued to the Freedom Financial Group I Statutory Trust for the benefit of the Participating Creditors (who received Trust Certificates representing 8,997,869 Trust Shares), in exchange for the
            Participating Creditors' claims against SFG, which were valued at approximately $53,800,000. No underwriters were involved. These issuances were exempt from registration pursuant to ss.1145 of the U.S. Bankruptcy Code (11 U.S.C. ss.1145).
      (b) On or about March 3, 2003, in accordance with Section 6.5 of the Corrected Trustee's Amended Plan of Reorganization, the Company issued a total of 970,000 shares of Common Stock to Jerald L. Fenstermaker, Daniel F. Graham, and James K. Browne, all members of management, for no compensation. No underwriters were involved, and the issuances were exempt from registration pursuant to ss.1145 of the U.S. Bankruptcy Code.

46. The Report of Independent Registered Public Accounting Firm has been revised to include the city and state where the report was issued (page F-1 of Form 10-SB/A).

47. The following has been added to Note 1 of the Company's Consolidated Financial Statements (page F-9 of Form 10-SB/A):

      Foreign Currency Translations

      The financial statements of TCG are measured using the Canadian Dollar as the local functional currency. Assets and liabilities of TCG are translated into the U.S. Dollar at exchange rates as of the balance sheet date. Revenues and expenses are translated into the U.S. Dollar at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation" and are shown within accumulated other comprehensive income.

      Neither FFG nor TCG has engaged in transactions denominated in currencies other than their respective functional currencies.

48. The following has been added to Note 1 of the Company's Consolidated Financial Statements (page F-10 of Form 10-SB/A):

      Stock-Based Employee Compensation

      The Company accounts for stock-based employee compensation under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.

      During the two year period ended December 31, 2004 the Company issued the following stock-based employee compensation:

      Type of Compensation    Employee              Instrument        Amount           Date
      ----------------------- --------------------- ----------------- ---------------- -------------------
                              Jerald L.
      Stock Grant             Fenstermaker          Common Stock      700,000 shares   March 3, 2003

      Stock Grant             Daniel F. Graham      Common Stock      200,000 shares   March 3, 2003

      Stock Grant             James K. Browne       Common Stock      70,000 shares    March 3, 2003

      The fair value of these stock grants was $0.00 at the date of grant based on the following factors:

      o At the grant date, the Company's preferred stockholders had a redemption/liquidation preference of approximately $53,800,000.

      o At the grant date, significant uncertainty existed as to the amount, if any, the Company would ultimately receive as a result of its pursuit of the two pending claims more fully described in Note 8, Assets Receivable Under Pending Claims.

      o The Company's business prospects at the date of grant were highly dependent upon the successful resolution of the two pending claims.

      o At the grant date, there was no active market in which the Company's equity securities traded.

            If the Company had applied the fair value provision of FASB Statement No. 123, Accounting for Stock Based Compensation, to stock-based employee compensation there would have been no effect on net income (loss) or earnings per share for the years ended December 31, 2004 or 2003.

49. SFAS 140, paragraph 61 states "Servicing is inherent in all financial assets; it becomes a distinct asset or liability only when contractually separated from the underlying assets by sale or securitization of the assets with servicing retained or separate purchase or assumption of the servicing." When the Company acquires Installment Contracts from its Customers it simultaneously acquires the right to service those assets. At no time has the Company ever separately purchased or assumed servicing rights/obligations, nor has the Company ever sold or securitized financial assets with servicing retained. The Company therefore does not have a separate distinct servicing asset or liability and the disclosures required by SFAS 140 do not apply.

50. The following has been added to Note 1 of the Company's Consolidated Financial Statements (page F-8 of Form 10-SB/A):

      Repossessed Assets

      All finance receivables for which collateral has been repossessed and the redemption period has expired are reclassified from finance receivables to repossessed assets at fair value with any adjustment recorded against the allowance for credit losses. Repossessed assets are included in other assets on the consolidated balance sheets and represent less than five percent of total assets.

51. We have inserted the following  Note 17 (and  re-numbered  former Notes 17 -
20) to the Company's Consolidated Financial Statements (page F-22 of Form 10-SB/A):

      Note 17: Related Party Transactions

      The Company paid $28,996 and $149,802 to Biltmore Associates during 2004 and 2003, respectively, for bankruptcy trustee services rendered. Mr. Vernon S. Schweigert, a member of the Company's Board of Directors, is the Owner and President of Biltmore Associates. All fees paid to Biltmore Associates were reviewed and approved by the United States Bankruptcy Court for the District of Arizona.

52. The following has been added to Note 1 of the Company's Consolidated Financial Statements (page F-9 of Form 10-SB/A):

      Other Income

      Other income consists primarily of late payment fees, returned check charges and lease buy-out fees, none of which individually comprise in excess of 5% of our total revenues. The Company recognizes items of other income as income when received.

The Company has no material non-financial services revenue.

53. The following has been added to Note 6 of the Company's Consolidated Financial Statements (page F-15 of Form 10-SB/A):

      Amounts contractually receivable (including principal and interest) under our finance receivables at December 31, 2004 were as shown in the following table. The Company expects our actual results to differ significantly from the amounts presented below as a result of prepayments, delinquent payments, partial payments, and non-payments.

                    -------------------          ----------
                     2005                        $3,664,326
                    -------------------          ----------
                     2006                         1,624,838
                    -------------------          ----------
                     2007                           616,373
                    -------------------          ----------
                     2008                           122,237
                    -------------------          ----------

                    -------------------          ----------
                     Total                       $6,027,773
                    -------------------          ----------

54. The following has been added to Note 6 of the Company's Consolidated Financial Statements (page F-16 of Form 10-SB/A):

      The Company's non-earning finance receivables totaled $45,567 and $32,214 at December 31, 2004 and 2003, respectively. The Company provided an allowance for credit losses related to these receivables of $41,011 and $28,993 respectively.

55. The first paragraph under the heading Allowance for Credit Losses in Note 1 of the Company's Consolidated Financial Statements has been replaced with the following two paragraphs (page F-8 of Form 10-SB/A):

      The Company maintains an allowance for credit losses at an amount it believes is adequate to absorb reasonably estimable probable losses in its portfolio of finance receivables. The Company's management evaluates the adequacy of the allowance for credit losses on a regular basis. This evaluation is based on a review of various quantitative and qualitative analyses. Quantitative analyses include the review of all loans charged-off by asset class, static pool analysis by month of acquisition and by dealer, review of delinquency trends and analysis of the historical cumulative losses in the portfolio. Other quantitative analyses include a review of the current delinquency ratios and an analysis of the relative size of each asset class in relation to historical amounts. Qualitative analyses include an assessment of prevailing and anticipated economic conditions, trends in deficiency balance collections, trends in the number of loan modifications and extensions, trends in average borrower credit scores and trends in the percentage of balances recovered through sale of collateral. The analysis of the adequacy of the allowance for credit losses is dependent upon effective quantitative and qualitative analyses, some of which are inherently subjective as they require estimates that are susceptible to significant revision as more information becomes available.

      Due to the homogenous nature of the contracts in our receivables portfolio we do not provide a specific valuation allowance against any individual contract receivable. We provide a general valuation allowance to each asset class which is determined by applying various factors to the outstanding contract receivable balances in each class. Each class is subject to certain risk elements including collateral value in relation to contract balance, average remaining length of contract, and inherent susceptibility to adverse economic conditions.

56. The Company does not enter into leases with guaranteed residual values. We do not believe additional disclosure is warranted.

57. ...Please tell us, and clarify your disclosure, to explain the term "if funds allow." Clarify if the redemption feature is solely at the discretion of the Company (Board of Directors).

The decision whether or not to redeem any of the outstanding preferred shares is at the sole discretion of the Company's Board of Directors. In their fiduciary capacity, if they believe that the best means of providing long-term return of capital to the shareholders is to withhold redemption of the preferred stock in order to make use of the Company's available funds in other ways, they may defer such redemptions indefinitely. Please see revised disclosure for clarification (page F-19 of Form 10-SB/A).

....Disclose  here and in  Management's  Discussion  and Analysis  (liquidity and capital resources) with quantitative illustrations under what circumstances the company is required to redeem and disclose the objective means used by the company in making such determination...

As indicated above, there are no quantitative circumstances which require a redemption payment. The determination as to whether "sufficient cash" is available for a redemption is at the sole discretion of the Board of Directors.

The following paragraph will be added to the "Liquidity and Capital Resources" section of Management's Discussion and Analysis, prior to the last paragraph (page 46 of Form 10-SB/A):

      The Company is required to systematically redeem the outstanding preferred stock at the discretion of the Board of Directors. Given the Company's anticipated liquidity needs, no preferred stock redemptions have been made to date and none are planned in the near term. Management and the Board of Directors believe that by operating the business and investing available cash in installment contracts, they can provide a greater long-term return to preferred shareholders than would be available through immediate liquidation of the business and redemption of the preferred shares.

....In addition,  disclose the cumulative amounts redeemable through December 31,
2004.

Please see paragraph 2 of the revised Note 11 (page F-19) for the disclosure of this amount. See also response to comment number 58 below.

58. ...Tell us how you have recorded this obligation and provide us with the authoritative literature you used to support your accounting treatment and classification. In your response, please address the guidance and applicability of SFAS 150 and EITF Topic D-98.

No liability has been recorded for future redemption payments. The full amount has been recorded in redeemable convertible preferred stock.

The Company has classified the preferred shares as equity on its 12/31/04 balance sheet in accordance with the Statement of Financial Accounting Standards No. 150 and with guidance set forth in EITF Topic D-98.

Because the preferred stock is conditionally convertible to common stock at the option of the preferred shareholders (upon the occurrence of an uncertain event not solely within the Company's control) the preferred stock should not be accounted for as a liability because there is no unconditional obligation to redeem the shares by transferring assets at a specified or determinable date or upon an event certain to occur. This is consistent with the example in paragraph A9 of FASB Statement No. 150 and the clarification of the SEC Staff's position communicated by the SEC Observer at the EITF meeting on March 17-18, 2004 (See Subsequent Developments section of EITF Topic D-98.)

The preferred shares are therefore recorded as equity on the Company's balance sheet. No liability for preferred stock redemption has been recorded on the Company's financial statements because no redemptions have been declared by the Board of Directors. Because all such redemptions are at the sole discretion of the Board of Directors, no liability for preferred stock redemption will be recognized until declared by the Board.

59. We have added unaudited interim financial statements for the first quarter of 2005 (beginning on page F-26 of Form 10-SB/A), and have updated Item 2 of
Part I (Management's Discussion and Analysis) accordingly.

         Should you have any questions or comments about the above responses, or to the Company's Form 10-SB/A, please do not hesitate to contact me.



                                          Very truly yours,
                                          SHUGHART THOMSON & KILROY, P.C.

                                          By:  /s/ Arnold R. Kaplan
                                               --------------------